Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited

Announces Shareholders’ Approval of Merger Agreement

HONG KONG — March 8, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the execution, delivery and performance of the previously announced agreement and plan of merger, dated as of November 24, 2023 (the “Merger Agreement”), by and among the Company, TSH Investment Holding Limited (“Parent”), and TSH Merger Sub Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), and to authorize and approve the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 54.97% of the Company’s total outstanding Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share (each, a “Class A Share” and “Class B Share,” respectively), including Class A Shares represented by the Company’s American depositary shares (the “ADSs”), attended the EGM in person or by proxy. Each shareholder has one vote for each Class A Share or 20 votes for each Class B Share. These shares represented approximately 84.64% of the total outstanding votes represented by the Company’s total ordinary shares outstanding at the close of business in the Cayman Islands on the record date of February 15, 2024. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by approximately 99.77% of the total votes cast at the EGM.

The completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and completing the Merger as quickly as possible. If and when the Merger is completed, it would result in the Company becoming a privately-held company and its ADSs would no longer be listed or traded on any stock exchange, including the NASDAQ Global Market, and the Company’s ADS program would be terminated.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and words of similar meaning. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the possibility that the Merger will not close as planned if events arise that result in the termination of the Merger Agreement; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com